January 27, 2006

Mellissa Campbell Duru

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 0408

450 Fifth Street NW

Washington, D.C. 20549

Re:            Boots & Coots International Well Control, Inc.

Preliminary Schedule 14A

Filed December 23, 2005 amended January 19, 2006

Dear Ms. Duru:

Thank you for your verbal comments on January 12, 2006 and January 27, 2006. On behalf of Boots & Coots International Well Control, Inc. (the “Company”), I am submitting a revised version of the prior response letter of the Company which includes “Tandy” representations. Your comments are in bold face text below, followed by specific responses in boldface print following each comment.

1.            Item 7(d) disclosure should be further supplemented to indicate why no nominating committee has been established.

We have revised the first paragraph under the heading “Consideration of Director Nominees” appearing on page 62 of the proxy statement, to address this comment. As amended, the paragraph reads:

“We do not presently maintain a nominating committee of the board of directors. Instead, we rely on the judgment of our independent board members to identify and select qualified candidates for election to our board. Our board has determined that the establishment of a nominating committee would add to the administrative burden of our independent directors, who already serve on the Audit Committee or Compensation Committee, or both, and is unnecessary given the small size of our current board and the stability of the composition of our board. Our independent directors identify nominees to the board according to the criteria outlined below, and the board ultimately selects nominees based upon the same criteria.”

2.            Item 402 of Regulation SK information regarding executive compensation should be updated for the fiscal year end 2005 to extent that information is available.

We have updated the executive compensation disclosure to include the ended December 31, 2005. The updated disclosure appears on pages 66 through 67 of the proxy statement.

3.            Clarify further Proposal 3 relating to the impact to the company resulting from the change of the Articles of Incorporation in which you plan to renounce certain corporate opportunities. Perhaps provide a hypothetical situation further explaining as to impact to Boots & Coots resulting from that change.

To address this comment, we have added the following disclosure to page 71 of the proxy statement:

“Under corporate law concepts of fiduciary duty, officers and directors generally have a duty to disclose to us opportunities that are related to our business and are generally prohibited from pursuing those opportunities unless we determine that we are not going to pursue them. If the amendment is approved, a director of ours that also is an officer or director of Oil States will not have a duty to inform us of a business opportunity that he or she was aware of so long he or she did not become aware of the opportunity solely as a consequence of serving as an officer or director of us. Furthermore, Oil States would be permitted to pursue that opportunity even if it is competitive with our business.”

4.            If necessary Item 10(a)(2) tabular information was not included.

We do not believe that Item 10(a)(2) tabular information is applicable, as the company has no present plans or intentions of issuing shares, options or other awards under the subject plan to its officers, directors or employees. Awards under the plan are discretionary and not fixed in amount, number or value. As disclosed in the proxy statement, the company has contractually agreed to issue options covering an aggregate of 895,000 shares of our common stock to certain employees of the hydraulic well control division of Oil States upon their employment with us if the acquisition is consummated. The exercise price for any such options that may be issued would be equal to fair market value of our shares of common stock at the date of grant (e.g., generally, the closing price per share of our common stock on the American Stock Exchange on the date of grant). No decision has been made as to whether any of those employees will occupy an executive officer position with the company.

5.            Item 308(c) (internal controls and procedures) in Form 10-Q for the 9/30 period did not appear to have a 308(c) disclosure relating to changes to internal controls so the Form 10-Q needs to be amended to provide a 308(c) statement that is required as to whether or not there were any changes to your internal controls over financial reporting.

We agree with this comment, and will file an amendment to our Form 10-Q for the quarter ended September 30, 2005, to add the statement required by Item 308(c), accompanied by new certifications required to be attached as exhibits.

In connection with your comments to this filing, the Company hereby acknowledges that:

•             The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•             Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•             The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call with any additional comments regarding the preliminary proxy statement or this letter. I can be reached at (713) 951-5807.

Very truly yours,

/s/ William T. Heller IV